Exhibit 99.9

UNITED UTILITIES PLC

ELECTRICITY DISTRIBUTION PRICE CONTROL REVIEW
INITIAL PROPOSALS

Ofgem today has published its initial distribution price control proposals for the 2005-10 period. For United Utilities Electricity PLC, Ofgem has proposed a real price reduction, or "P0" cut, of 2 per cent in 2005/06. Charges would then be allowed to rise by retail price inflation less 1 per cent in subsequent years to 2009/10.

United Utilities is currently evaluating Ofgem's proposals, and will respond by 9 August. Ofgem's final proposals are expected in late November this year.

United Utilities Electricity's regulatory asset value (RAV) accounts for around 12 per cent of the group's overall current enterprise value.

Chief Executive of United Utilities, John Roberts, said:

“Ofgem's initial proposals are a starting point for further debate in the review process. The final settlement will need to achieve an appropriate balance between price and service levels for electricity distribution networks. This is particularly relevant as customers are becomingly increasingly concerned about security of supply and the role of renewable generation.

“Whilst it is important that customers receive value for money, there is a clear longer term trade off between lower electricity prices and network resilience. With only around a quarter of the average domestic electricity bill being attributable to distribution charges, customers receive little benefit from short-term savings, especially if they are being secured at the expense of network performance over the long run.

“United Utilities has been consistently in the upper quartile for network performance across the industry, and in 2003/04 was well ahead of Ofgem's quality of supply targets. This has been achieved despite having one of the lowest average household charges for electricity distribution in the country. Based on our business plan proposals, we are targeting to build on this record during the 2005-10 period.”

For further information please contact:

John Roberts, Chief Executive	+44 (0) 1925 237000
Simon Batey, Finance Director	+44 (0) 1925 237000

Simon Bielecki, Investor Relations Manager	+44 (0) 1925 237033
Evelyn Brodie, Corporate and Financial Communications	+44 (0) 20 7307 0309

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Notes

United Utilities Electricity operates an electricity distribution network that serves 4.7 million people or 2.3 million customers in North West England, has 14,000 kilometres of overhead lines and 45,000 kilometres of underground lines.

The company has continued to improve its network performance, reducing the average number of interruptions per 100 connected customers to 51.0 per annum (compared to Ofgem's target of 56.4), and average customer minutes lost to 59.3 minutes per annum (compared to Ofgem's target of 68.2 minutes) in 2003/04.

In its business plan, United Utilities Electricity applied for an annual real price increase of 4.1 per cent over the five years 2005-10, based on a capital investment programme of £642 million. This would take the average annual distribution component of prices for domestic customers from £48 in 2004/05 to £58 in 2009/10 (2002/03 prices).